                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                    United Financial Banking Companies, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   910305101
                                   ---------
                                 (CUSIP Number)

                               Jeffery T. Valcourt
                               -------------------

    1001 North Highland Street, Suite 200, Arlington, VA 22201 (703) 234-8300
    -------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 22, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box is a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 910305101                                  Page   2   of   6    pages
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1                   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Jeffery T. Valcourt
                    SS#: ###-##-####
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2                   Check the Appropriate Box if a Member of a Group   (a) [_]
                                                                       (b) [_]

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3                   SEC Use Only

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4                   Source of Funds

                    PF
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2E) [_]

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6                   Citizenship or Place of Organization

                    USA
--------------------------------------------------------------------------------
    Number of       7    Sole Voting Power
      Shares             353,400*
   Beneficially
     Owned By       8    Shares Voting Power
       Each              -0-
    Reporting
   Person With      9    Sole Dispositive Power
                         353,400*

                    10   Shared Dispositive Power
                         -0-
--------------------------------------------------------------------------------
11                  Aggregate Amount Beneficially Owned by Each Reporting Person
                    353,400*
--------------------------------------------------------------------------------
12                  Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares [_]
--------------------------------------------------------------------------------
13                  Percent of Class Represented by Amount in Row (11) 9.74%
                    based upon outstanding shares of 2,808,201 as of 1/27/97
                    *Includes 80,000 exercisable warrants to purchase common
                    stock at a price of $1.50 which expire on 9/30/01
--------------------------------------------------------------------------------
14                  Type of Reporting Person


--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No.91030510                                             Page 3 of 6 pages

         Below are my responses to the points and questions set forth in the Special Instructions of Schedule 13D:

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock of United Financial Banking Companies, Inc., a Virginia corporation (the "Issuer").

         The principal executive officer of the Issuer is its President, Mr. Peter H. Ross, 8399 Leesburg Pike, Vienna, Virginia 22182. His telephone number is (703)734-0070.


Item 2.  Identity and Background

         (a) My name is Jeffery T. Valcourt.

         (b) My business address is 1001 North Highland Street, Suite 200, Arlington, Virginia 22201. My telephone number is (703) 243-8300.

         (c) My principal occupation is CEO of a window washing company, and I am the President of Valcourt Building Services, Inc.

         (d) During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) I am a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         On December 30, 1994, with my personal funds, no part of which has been borrowed, I purchased 1,000 shares of common stock of the Issuer for $1,250 pursuant to the Issuer's Confidential Private Placement Memorandum dated August 22, 1994.

         Also, on December 30, 1994, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 80,000 shares of the common stock of the Issuer for $100,000 pursuant to the Issuer's aforementioned Item Confidential Private Placement Memorandum. These shares are registered in the name of JNV Limited Partnership. I am the general partner of the partnership with 2% ownership and a limited partner in the partnership with 83% ownership.

         On August 22, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 8,000 shares of the common stock of the Issuer for $12,000, which purchase was made in the open market at the then-market price of the shares.

         On September 1, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 1,536 shares of the common stock of the Issuer for $2,304, which purchase was made in the open market at the then-market price of the shares.

                                  SCHEDULE 13D

CUSIP No. 910305101                                        Page 4 of 6 pages

         On September 7, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 24,300 shares of the common stock of the Issuer for $36,450, which purchase was made in the open market at the then-market price of the shares.

         On October 3, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 4,288 shares of the common stock of the Issuer for $6,432, which purchase was made in the open market at the then-market price of the shares.

         On October 11, 1995, with funds from a family limited partnership, no part of which has been borrowed, JNV Limited Partnership purchased 100,000 shares of the common stock of the Issuer for $150,000, which purchase was made in the open market at the then-market price of the shares.

         On October 17, 1995, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 5,514 shares of the common stock of the Issuer for $8,271, which purchase was made in the open market at the then-market price of the shares.

         On January 5, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 13,240 shares of the common stock of the Issuer for $19,860, which purchase was made in the open market at the then-market price of the shares.

         On January 25, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 1,500 shares of the common stock of the Issuer for $2,250, which purchase was made in the open market at the then market price of the shares.

         On March 27, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,822 shares of the common stock of the Issuer for $4,233, which purchase was made in the open market at the then-market price of the shares.

         On May 15, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 4,700 shares of the common stock of the Issuer for $7,050, which purchase was made in the open market at the then-market price of the shares.

         On November 1, 1996, I received at a purchase price of $1.50 per share, 20,000 warrants to purchase 20,000 shares of common stock at $1 par value per share issued by United Financial Banking Companies, Inc.

         On November 26, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,000 shares of the common stock of the Issuer for $3,500, which purchase was made in the open market at the then-market price of the shares.

         On December 12, 1996, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 2,000 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

         On January 7, 1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 1,500 shares of the common stock of the Issuer for $3,000, which purchase was made in the open market at the then-market price of the shares.

         On January 15, 1997, I received, at a purchase price of $1.50 per share, 60,000 warrants to purchase 60,000 shares of common stock $1 par value per share issued by United Financial Banking Companies, Inc.

                                  SCHEDULE 13D

CUSIP No. 910305101                                         Page 5 of 6 pages

         On January 22,1997, with funds from a family limited partnership, no part of which was borrowed, JNV Limited Partnership purchased 21,000 shares of the common stock of the Issuer for $42,000, which purchase was made in the open market at the then-market price of the shares.

         There are no additional shares of common stock of the Issuer which I owned before the above-described transaction.

Item 4.  Purpose of Transaction

         The purpose of the aforesaid transactions with the Issuer is for investment. I have no plan or proposal which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any change in the number or terms of the directors or to fill any existing vacancies on the board, recognizing that the Issuer has its own plan which anticipates my possible appointment or election to the board of directors of the Issuer and possible appointment to an "advisory board" to one or more of the subsidiaries of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any material change in the Issuer's present business or corporate structure, recognizing that the Issuer has its own plan to turn around its business and that of its subsidiaries;

         (g) changes the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing the common stock of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) As of January 27, 1997, I "beneficially owned" 353,400 shares of common stock of the Issuer (shown in row 11 of page 2 hereof), including 80,000 warrants.

         The Issuer has advised me that, on January 27, 1997, there were 2,808,201 shares of common stock of the Issuer outstanding. Not treating my 80,000 warrants as issued shares of common stock of the Issuer, then on January 27, 1997, I would be regarded as "beneficially owning" 9.74% shares of the common stock of the Issuer (see row 13 of page 2 hereof), 273,400 divided by 2,808,201.

         (b) Of the 273,400 shares "beneficially owned" by me mentioned in (a) previously, I had sole voting power and sole power to dispose of these shares (see rows 7-10 of page 2 hereof).

                                  SCHEDULE 13D

CUSIP No. 910305101                                          Page 6 of 6  pages

         (c) The transactions subject to this report and herein reported related to the common shares of the Issuer during the past 60 days are discussed in Item 3 hereof (see pages 3-4).

         (d) No person is known by me to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, the common stock of the Issuer.

         (e) This report does not relate to a reporting person ceasing to the beneficial owner of more than five percent of the common stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         I have no contracts, arrangements, understandings, or relationships with respect to the common stock of the Issuer, except for the terms of the above-mentioned Confidential Private Placement Memorandum under which the Issuer offered shares of its common stock to investors (see Item 3, pages 3-4 hereof) and except for, as noted in Item 4(d) (see page 5), my anticipated appointment or election to the board of directors of the Issuer and anticipated appointment to an "advisory board" to one or more of the subsidiaries of the Issuer.


Item 7.  Material to be Filed as Exhibits

         I have no written agreements to be filed as exhibits relating to joint acquisition statements or written agreements, contracts, arrangements, understandings, plans, or proposals relating to (1) the borrowing of funds to finance the acquisition of the equity securities disclosed in Item 3, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4, or
(3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or giving or withholding of any proxy as disclosed in Item 6.


Signature

         After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete, and correct.


         1/24/97                                 /s/
    ----------------                -----------------------------------
         Date                            Jeffery T. Valcourt